FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

02 JUN 20 AM 11:49

02042383

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

12 June 2002

SUPPL

Dear Sir

Friends Provident plc - File number 82 34640

Since our previous submission to you on 21st May , and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please fin closed recent press releases made Friends Provident plc.

22nd May 2002	Holding in Company
24th May 2002	Holding in Company
10th June 2002	Holding in Company
11th June 2002	Proposed acquisition of Royal & Sun Alliance by Friends Provident Life and Pensions Limited, a wholly owned subsidiary of Friends Provident plc

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

In order for us to fulfill our requirement to provide information to the Securities and Exchange Commission could you please provide us with a suitable contact e-mail address.

Should you require any assistance, please do not hesitate to contact me by email to diana.monger@friendsprovident.co.uk.

Yours sincerely

Mrs. Diana Monger
Assistant Group Secretary

Enc.

LSE / SecExch: SecExch 120602

Company	Friends Provident PLC
TIDM	FP.
Headline	Acquisition
Released	07:11 11 Jun 2002
Number	0517X

11 June 2002

FRIENDS PROVIDENT plc

PROPOSED ACQUISITION OF

ROYAL & SUNALLIANCE INTERNATIONAL FINANCIAL SERVICES LIMITED

AND ROYAL & SUNALLIANCE INVESTMENT MANAGEMENT LUXEMBOURG SA

Introduction

The Board of Friends Provident plc (Friends Provident) today announces that it has entered into a conditional agreement whereby Friends Provident Life and Pensions Limited (FPLP) will acquire Royal & SunAlliance International Financial Services Limited (R&SAIFS), the Isle of Man based offshore life insurance operations of Royal & SunAlliance plc (R&SA) for £133 million. As part of the transaction FPLP will also acquire Royal & SunAlliance Investment Management Luxembourg SA (R&SAIML), a Luxembourg based SICAV management company. The transaction will be funded from existing cash resources.

Reasons for the Transaction

At the time of its Initial Public Offering in July 2001 Friends Provident included among its strategic objectives the intention to grow its international operations in markets which have excellent growth and profit prospects. The acquisition of R&SAIFS and R&SAIML represents an important step towards achieving this objective.

Benefits of the Transaction

The major benefits of acquiring R&SAIFS and R&SAIML include:

- Significantly increasing FPLP's overall new business production. In 2001 FPLP's total APE* would have been over 16% greater as the result of the increased international new business, which itself would have represented some 20% of the total APE.
- Creating one of the largest offshore life operations with an estimated market share of 9%, based on an APE of £89m for the combined international businesses.

- An expected enhancement to achieved earnings per share during the first full year to 31 December 2003 as a result of benefits from economies of scale and the realisation of cost savings.

Additional benefits include:

- Expanding the range of products and choice of funds to serve UK and foreign expatriates and local nationals in selected territories; this includes the immediate capability to offer multi-currency and multi-manager products, as well as with profits and other life and pensions products, through the combined operation.

- Enabling FPLP to market offshore products into the UK for the first time.

- Adding significant new distribution strength in the Far East, particularly in Hong Kong where over 20% of R&SAIFS's 2001 new business originated.

**The Annual Premium Equivalent (APE) basis is new regular premiums plus 10% of single premiums.*

Keith Satchell, Chief Executive of Friends Provident, said:

"The acquisition of R&SAIFS offshore business is in line with our stated strategy to grow our life and pensions new business and diversify by expanding our international presence, which will now represent some 20% of our new premium income. We are buying a high quality operation to complement our existing business and create one of the largest players in the offshore market, with excellent potential for strong growth and attractive margins. We already have top 10 positions in UK Life and Pensions and the Active Fund Management sectors and now we have a leading position in the Offshore Market with an estimated market share of 9%".

Information on Friends Provident

Friends Provident is one of the leading financial services groups in the UK and a member of the FTSE 100 Index of leading UK companies. With a history dating back to 1832 Friends Provident has two core businesses; the Life and Pensions business through which it markets a broadly based range of life and pensions products via Independent Financial Advisers, and a range of direct channels; and Friends Ivory & Sime plc, which manages assets of some £34 billion (increasing to some £70 billion upon completion of the acquisition of Royal & SunAlliance Investments) and markets a wide range of investment products both to personal and institutional customers. Friends Provident plc has a majority shareholding of 67% in Friends Ivory & Sime plc.

On this basis both of Friends Provident's core businesses are in the top 10 of their respective sectors.

Friends Provident's current international business operation operates from a Guernsey branch and markets a wide range of products through IFAs to UK expatriates and overseas customers. The international division is supported by 13 consultants who provide product and technical information and help IFAs to write business. At 31 December 2001 Friends Provident's international business had 37,000 policies in force. For the year ended 31 December 2001, Friends Provident reported new international business APE of £32.7m.

Since Friends Provident listed on the London Stock Exchange on 9 July 2001 it has pursued a policy of building its core business in Life and Pensions and Asset Management through organic growth and selective acquisitions. On 30 April 2002 Friends Provident announced the proposed acquisition of Royal & SunAlliance Investments which, on completion, will increase total funds under the management of Friends Ivory & Sime plc to some £70 billion.

Information on Royal & SunAlliance International Financial Services

R&SAIFS sells unit-linked investment products worldwide through intermediaries to a range of target markets, including to UK residents and expatriates and high net worth foreign nationals. The business, established in 1978, is based in the Isle of Man and its largest sales markets are Hong Kong and the UK. The company has a branch office in Hong Kong and a UK marketing subsidiary. R&SAIFS's products include investment bonds and life assurance-wrapped investment funds offered on a multi-manager basis. Distribution is via brokers and independent advisers, with sales support and servicing teams in Hong Kong, the UK and the Isle of Man.

Based on information from R&SAIFS at 31 December 2001, R&SAIFS had approximately 44,000 in-force policies with policyholder assets totalling in excess of £2.1 billion, net assets of £19.2 million and an embedded value of £106.6m. For the year ended 31 December 2001, R&SAIFS reported total premium income of £368.6m, new business APE of £56.1 million and profit after tax of £8.1m (MSS Basis).

Information on Royal & SunAlliance Investment Management Luxembourg SA

R&SAIML was established in 1998 to market mutual funds and as a vehicle for managing Royal & SunAlliance Group assets in Europe.

As at 31 December 2001, R&SAIML managed £195 million through SICAVs, of which £53 million was third party funds. £32 million of R&SAIFS's policyholders funds are managed by R&SAIML. The net assets of R&SAIML at that date and profit after tax for the year ending 31 December 2001 were negligible in the context of this transaction.

Conditions

The transaction is conditional, inter alia, on the receipt of certain regulatory approvals. The consideration of £133m will be paid in cash on completion and will be subject to a completion accounting process which takes into account the prevailing stock market levels.

Enquiries:

Friends Provident

Brian Wilkinson

Head of Group Communications

Telephone: 01306 653405

Di Skidmore

Manager Corporate Media Relations

Telephone: 01306 654483

Jim Murdoch

Retail Communications Manager

Telephone: 01722 311447

Bell Pottinger

John Coles

Telephone: 020 7861 3232

Merrill Lynch

Henrietta Baldock, Director

Telephone: 020 7995 4886

END

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Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Holding(s) in Company
Released	15:27 10 Jun 2002
Number	0219X

Friends Provident plc
Pixham End, Dorking, Surrey, RH4 1QA
Telephone 0870 608 3678 Fax 01306 740150

10 June 2002

FRIENDS PROVIDENT PLC HOLDING IN COMPANY

The Company received notification in accordance with the Companies Act 1985 (as amended) that Brandes Investment Partners, LP have a notifiable interest in 86,162,190 ordinary shares of 10p each of the Company which represents 5.04% of the issued share capital of the Company.

END

Company	Friends Provident PLC
TIDM	FP.
Headline	Holding(s) in Company
Released	10:22 24 May 2002
Number	3833W

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Friends Provident plc

2. Name of shareholder having a major interest

Legal and General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited a/c 886603 2,786,862 shares

HSBC Global Custody Nominee (UK) Limited a/c 775245

8,919,067 shares

HSBC Global Custody Nominee (UK) Limited a/c 754612

206,000 shares

HSBC Global Custody Nominee (UK) Limited a/c 766793

37,000 shares

HSBC Global Custody Nominee (UK) Limited a/c 360509

1,552,545 shares

HSBC Global Custody Nominee (UK) Limited a/c 357206

36,430,685 shares

HSBC Global Custody Nominee (UK) Limited a/c 866203

1,280,000 shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

167,976

8. Percentage of issued class

Insignificant- total issued 1,710,408,275 shares

9. Class of security

Ordinary shares of 10 p each

10. Date of transaction

22 May 2002

11. Date company informed

23 May 2002

12. Total holding following this notification

51,212,159 shares

13. Total percentage holding of issued class following this notification

2.99%

14. Any additional information

Not subject to a concert party

15. Name of contact and telephone number for queries

Diana Monger 01306 653026

16. Name and signature of authorised company official responsible for making this notification

Diana Monger

Date of notification

24 May 2002

END

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Company	Friends Provident PLC
TIDM	FP.
Headline	Holding(s) in Company
Released	17:37 22 May 2002
Number	2981W

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Friends Provident plc

2. Name of shareholder having a major interest

Legal and General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited a/c 886603 2,768,838 shares

HSBC Global Custody Nominee (UK) Limited a/c 775245

8,919,067 shares

HSBC Global Custody Nominee (UK) Limited a/c 754612

194,000 shares

HSBC Global Custody Nominee (UK) Limited a/c 766793

35,000 shares

HSBC Global Custody Nominee (UK) Limited a/c 360509

1,552,545 shares

HSBC Global Custody Nominee (UK) Limited a/c 357206

36,630,685 shares

HSBC Global Custody Nominee (UK) Limited a/c 866203

1,280,000 shares

5. Number of shares / amount of stock acquired

123,740 shares

6. Percentage of issued class

Insignificant- total issued 1,710,408,275 shares

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10 p each

10. Date of transaction

21 May 2002

11. Date company informed

22 May 2002

12. Total holding following this notification

51,380,135 shares

13. Total percentage holding of issued class following this notification

3%

14. Any additional information

Not subject to a concert party

15. Name of contact and telephone number for queries

Diana Monger 01306 653026

16. Name and signature of authorised company official responsible for making this notification

Diana Monger

Date of notification

22 May 2002

END

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